CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF TRUST
OF
DRYDEN INDEX SERIES FUND

This Certificate of amendment to Certificate of Trust of Dryden Index Series Fund (the "Trust") is being executed for the purpose of amending the Certificate of Trust of the Trust filed with the Office of the Secretary of State of the State of Delaware (the "State Office") on May 11, 1992 pursuant to the Delaware Statutory Trust Act, 12 Del.C. §§ 3801 et seq.

The undersigned hereby certifies as follows:

1.	The name of the Trust is Dryden Index Series Fund.

2.	The name of the Trust is hereby changed to Prudential Investment Portfolios 8.

3.	The foregoing amendment to the Certificate of Trust shall become effective on February 16, 2010.

IN WITNESS WHEREOF, the undersigned, being a trustee of the Trust, has duly executed this Certificate of Amendment to Certificate of Trust.

TRUSTEE:

/s/ Judy A. Rice
Judy A. Rice, Trustee and President
                                                                February 3, 2010